UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       [  ] Form 10-K   [    ] Form 20-F   [    ] Form 11-K  [  X  ] Form 10-Q
                             [      ] Form N-SAR  [   ] Form N-CSR

For Period Ended:   March 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________

PART I - - REGISTRANT INFORMATION

Moscow CableCom Corp.
Full Name of Registrant

Andersen Group, Inc.
Former Name if Applicable

590 Madison Avenue, 38th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

X

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its quarterly report on Form 10-Q for the three months ended March 31, 2006 within the prescribed time period, because the Company has been temporarily understaffed, including the absence of a Finance Director at its primary operating subsidiary in Moscow.  Despite diligent efforts by financial management and personnel, the Company has not been able to fully complete the analysis and review of all accounting and disclosure matters relating to its consolidated financial statements for the three months ended March 31, 2006 without incurring unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew M. O’Shea	860	298-0444
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [ X ] Yes    [   ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ]Yes   [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated in Part III to this Form 12b-25, the Company is still in the process of completing analysis and review of all accounting and disclosure matters relating to its consolidated financial statements for the three months ended March 31, 2006. Subject to full review of all accounting and disclosure matters, the Company expects to report in its Form 10-Q changes in its results of operations, as outlined below.

      All statements included or incorporated by reference in this Report, other than statements or characterizations of historical fact, are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning projected reported net revenue, costs and expenses and gross margin for the three months ended March 31, 2006; our accounting estimates, assumptions and judgments utilized in developing the following explanations of anticipated changes in the results of our operations, as we expect them to be reported in our Quarterly Report on Form 10-Q for the period then ended.

The following analysis presents a discussion of the estimated results of operations for the three months ended March 31, 2006 in comparison to the results of operations for the three month period ended March 31, 2005.

The Company’s sales for the three months ended March 31, 2006 increased to approximately $4,109,000 from $2,231,000 for the three months ended March 31, 2005. The increase in sales resulted primarily from the expansion of our “homes passed” network for the delivery of cable television and Internet access services in Moscow, Russia. As a result of this, and the Company’s marketing efforts, the number of subscribers for its premium television and Internet access services increased significantly on a year-over-year basis. In particular, at March 31, 2006, the number of active subscribers for the Company’s pay television services and Internet services were 226.3% and 142.8% higher, respectively, than the subscriber levels for these services at March 31, 2005.

Cost of sales increased to approximately $2,900,000 as compared to $1,488,000 during the first quarter of 2005, and the gross margins generated by these sales increased to approximately $1,209,000 as compared to $743,000 in 2005, primarily as a result of the increased leverage of its fixed cost structure, and in particular the depreciation and amortization expense component of cost of sales.

Operating expenses for the three months ended March 31, 2006 increased to approximately $4,758,000 as compared to operating expenses of  $2,432,000 in the comparable three month period in 2005, due to increased personnel costs associated with higher employee levels, increased marketing costs and expenses relating to the recognition of the fair value of stock options granted and of stock options which are classified as liabilities and for which we are required to record an expense based upon the change during the period in intrinsic value of such options.

The Company’s interest expense increased to approximately $609,000 compared to interest expense of $579,000 in 2005. This increase was due to higher average borrowings under the facility agreement entered into in August 2004 with Renova Media Enterprises, Ltd. (“Renova Media”) due to the compounding of interest on the outstanding balance and $10 million of additional drawdowns on this facility during the quarter. This increase was partially offset by lower interest on the Company’s 10 ½%  convertible debentures and an increased amount of interest which was capitalized into the construction costs of the Company’s “homes passed” network in Moscow, Russia.

During 2005, the Company recorded a non-cash charge of $10,718,000 against its accumulated deficit relating to the beneficial conversion feature of the Series B Convertible Preferred Stock issued to Renova Media Enterprises Ltd. due to its issue price being less than the market value of the Company’s Common Stock. This charge was factored into the calculation of the prior year loss attributable to holders of the Company’s common stock. This charge did not recur in 2006.

Moscow CableCom Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2006	By: /s/ Andrew M. O’Shea
Andrew M. O’Shea
Chief Financial Officer and Secretary